UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42475

FST Corp.

(Registrant’s Name)

No. 3, Gongye 1st Rd., Minxiong Township

Chiayi County 621018, Taiwan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Resignation and Appointment of Directors and Committee Member

On April 16, 2026, Mr. Richard Qi Li (“Mr. Richard Li”), an independent director on the Board of Directors of FST Corp. (the “Company”), notified the Company of his resignation from the Board of Directors, effective immediately. Mr. Richard Li did not advise the Company of any disagreement with the Company on any matter relating to its operations, policies, or practices.

On the same day, the Board of Directors of the Company appointed Mr. Houston Li (“Mr. Li”) as a member of the Board of Directors, effective immediately. Mr. Li fills the independent director vacancy created by the resignation of Mr. Richard Li on the Board of Directors of the Company.

Mr. Li serves as a Vice President at CBC Securities, a FINRA-member broker-dealer in the United States, and as the Chief Operating Officer of Chenghe Acquisition III Co., a special purpose acquisition company listed on Nasdaq (NASDAQ: CHEC). His financial experience spans Asia and the United States, where he is qualified with FINRA as an Investment Banking Representative and a General Securities Representative. Previously, Mr. Li advised on infrastructure and private credit fundraises for the fund placement business of Campbell Lutyens, and worked in the Investment Banking Department of Morgan Stanley. He graduated from Brown University with a Bachelor of Science in Applied Mathematics-Economics.

In addition, on the same day, the Board of Directors of the Company appointed the current independent director of the Company, Ms. Huoy-Ming Yeh, to serve as a member of the Company’s Board of Director’s Audit Committee and Nominating and Corporate Governance Committee, respectively, replacing Mr. Richard Li on such committees.

The Company also entered into an indemnity agreement with Mr. Li in the same form as its standard form of indemnification agreement with its other directors.

The Company confirms that there are no related party transactions between Mr. Li and the Company that would require disclosure under Item 7.B of Form 20-F. Any compensation arrangements in connection with Mr. Li’s appointment will be disclosed, if applicable, in a subsequent filing.

The Company will update its internal records accordingly.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FST Corp.

Date: April 23, 2026	By:	/s/ David Chuang
	Name:	David Chuang
	Title:	Chief Executive Officer and Chairman of the Board

2